


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


December 2, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Ping Peter Xie
President
Solarfun Power Holdings Co., Ltd.
888 Linyand Road
Qidong, Jiangsu Province 226200
People's Republic of China

> **Re:** **Solarfun Power Holdings Co., Ltd.**
> **Form 20-F for year ended December 31, 2009**
> **Filed May 25, 2010**
> **Form 20-F/A for year ended December 31, 2010**
> **File No. 1-33208**

Dear Mr. Xie:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for year ended December 31, 2009</u>

<u>Risk Factors, page 5</u>

<u>Our ability to adjust our raw material costs, page 6</u>

1. We note your disclosure on page 7 about your June 8, 2009 arbitration with Jiangxi LKD Solar. Please expand your discussion of this matter in future filings to describe the extent of the dispute and claims made and whether the breach represents a one-time incident or the breach is ongoing.

Silicon Based Raw Materials, page 33

2. We note the disclosure in the third paragraph where you state you "re-negotiated most of [y]our existing multi-year supply agreements." Please expand your disclosure in future filings to identify those agreements you have renegotiated and those you have not. Further, please tell us where you have filed these renegotiated agreements as exhibits.

Item 5. Operating and Financial Review and Prospects, page 44

Price and Availability of Silicon and Silicon Wafers, page 47

3. We note your disclosure here and on page 7 regarding your multi-year supply agreements. You state that the prices in these agreements were generally pre-determined but some of the agreements provided for adjustments to the prices. With a view toward disclosure, please clarify for us the nature of the commitments under these agreements. For example, clarify if your commitments are total dollar value commitments or total volume commitments.

4. We further note that you have re-negotiated most of your existing supply agreements. With a view toward disclosure, explain to us the terms of the re-negotiated agreements including a clear description of your obligations before and after the re-negotiations. In addition to the declines in pricing, explain if the re-negotiated agreements provided for any changes in any volume commitments.

5. With a view toward disclosure, please explain to us how your evaluation of inventory impairment considered future commitments under your supply agreements. Noting your disclosure that you were able to re-negotiate "most" of your multi-year supply agreements, please separately address how you consider the multi-year supply agreements you were not able to re-negotiate.

Critical Accounting Policies and Estimates, page 53

– Revenue Recognition, page 53

6. We note your disclosures on page 62 that in 2009, you granted your customers longer credit terms. We further note that your accounts receivable increased 84% from December 31, 2008 to December 31, 2009 despite a 24% decline in sales from 2008 to 2009. Please revise future filings to explain in greater detail how you evaluate whether

collectability is reasonably assured in connection with your determination of when to recognize revenue. Provide us with a sample of your proposed revised disclosures.

– Warranty Costs, page 54

7.   We note your disclosures here regarding your warranties and the basis for the warranty cost estimates you record at the time of the sale. Please expand your disclosures to explain in greater detail the "technical analyses" that you perform in determining the warranty cost estimates. Please also expand to discuss the "industry information" that you rely on in estimating your warranty costs. Provide us with a sample of your proposed expanded disclosures.

8.   Further to the above, as it relates to your consideration of "industry information," explain to us how you have considered the fact that like you, many of your competitors have limited history on which to base their estimates of warranty costs.

9.   You state that you intend to provide refunds for defective products. Please explain to us in greater detail this statement. Clarify if you plan to provide cash refunds and, if so, how the amount of such refund would be calculated.

10.   We note your disclosures regarding the 10-year and 20 to 25-year warranties against a decline from initial power generation capacity of more than 10% and 20%. Specifically, we note that you have concluded that no warranty cost accrual is necessary based on internal and external testing of the PV modules and the quality control procedures in place. Please revise your disclosures in future filings to expand upon your assessment of the warranty accrual for these provisions. Discuss how you considered your limited operating history in concluding that there would not be costs incurred relating to these 10-year and 20 to 25-year power generation capacity guarantees. Explain in greater detail the "internal and external testing" you performed and why you believe such testing would be appropriate in concluding there would not be significant declines in power generation capacity during the guarantee period. Provide us with a sample of your proposed disclosure.

11.   Further to the above, as it relates to the power generation capacity guarantees, revise future filings to explain the implications should your PV modules fail to maintain the performance guaranteed.

– Impairment of Long-Lived Assets, page 54

12.   We note your disclosure on page 48 regarding your production of ingots, PV cells and PV modules in 2009. We further note your disclosures of your production capacity for ingots, PV cells and PV modules. Based on these disclosures, it appears that a significant amount of your capacity was not utilized in 2009. Please revise future filings to explain how, if at all, you consider your current capacity utilization in determining whether there

are indicators that the carrying amounts of assets may not be recoverable. Please also revise future filings to describe to investors the potential impact to your financial statements should demand for your PV modules not increase proportionally with your manufacturing capacity.

Tabular Disclosure of Contractual Obligations, page 67

13.   We note from your financial statements that you have long-term debt obligations, but you have not reflected such obligations in this table. Please revise future filings to include long-term debt obligations in the tabular disclosure in accordance with Item 5 of Form 20-F.

14.   We note your disclosure on page F-42 regarding commitments relating to the acquisition of equipment. It does not appear that you have included this amount in the disclosure of contractual obligations. Please explain how exclusion of such amounts is appropriate under Item 5 of Form 20-F. Alternatively, revise future filings as appropriate to include such amounts.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 95

15.   Please revise future filings to provide quantitative disclosures consistent with one of the three disclosure formats outlined in Item 11(a)(1) of Form 20-F.

Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

– Revenue Recognition, page F-14

16.   We note that a portion of your sales are generated from processing service arrangements. Please quantify for us the total revenues recorded from these services. Explain to us how you have considered the guidance in Rule 5-03.1 of Regulation S-X in presenting your revenues in one line item on the consolidated statements of operations.

17.   We note your disclosures on page 14 regarding your expansion into PV system integration services. Please revise future filings to separately discuss your revenue recognition policies relating to the PV system integration services. Provide us with a sample of the proposed disclosure. In this regard, please also quantify for us the amount of revenues recognized in each of 2009, 2008 and 2007 relating to this business line.

Note 4. Accounts Receivable, page F-20

18.   We note that your net accounts receivable increased 84% from December 31, 2008 to December 31, 2009. However, sales declined 24% from the year ended December 31,

2008 to the year ended December 31, 2009. In light of the significant increase in accounts receivable compared to the decrease in revenues, please explain to us the cause of the significant increase in your accounts receivable balance from December 31, 2008 to December 31, 2009. Discuss how you have determined that your accounts receivable balances are collectible as of December 31, 2009.

Note 27. Commitments and Contingencies, page F-42

19.   We note your disclosure on page 7 regarding the arbitration request submitted by Jiangxi LDK Solar Hi-Tech Co., Ltd. ("LDK), one of your suppliers. You state that this supplier has alleged that you have failed to perform under the terms of a long-term supply agreements and is seeking monetary relief. Please address the following:

- With a view toward disclosure, tell us how you have considered section 450-20-25 of the FASB Accounting Standards Codification as it relates to this loss contingency.

- Revise future filings to provide all of the disclosures required by section 450-20-50 of the FASB Accounting Standards Codification. Provide us with a sample of the proposed disclosure to be included in future filings.

Exhibits 12.1 and 12.2

20.   In future filings the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual's title. Please confirm in future filings that the identification of the certifying individual will not include the individual's title.

Amendment No. 1 to Form 20-F for the fiscal year ended December 31, 2009

Item 19. Exhibits

21.   Please tell us why you have not included the certifications required by Rules 13a-14(a) and 15d-14(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney at (202) 551-3316 or Jay Mumford, Legal Reviewer at (202) 551-3637 with any other questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief